Exhibit 99.2

PolyPid Announces Pricing of $6.2 Million Underwritten Public Offering of Ordinary Shares and Concurrent $4.4 Million Private Placement of Pre-Funded Warrants

PETACH TIKVA, Israel, March 29, 2023 (GLOBE NEWSWIRE) -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, announced today the pricing of an underwritten public offering of 14,660,000 ordinary shares, no par value (the “Ordinary Shares”) at a public offering price of $0.42 per share (the “Public Offering”). The gross proceeds to PolyPid from the Public Offering, before deducting underwriting commissions and other estimated offering expenses payable by PolyPid, are expected to be approximately $6.2 million. In addition, PolyPid has granted the underwriter a 30-day option to purchase up to an additional 2,199,000 Ordinary Shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments in connection with the Public Offering. All of the Ordinary Shares in the Public Offering were offered by PolyPid. The Public Offering is expected to close on or about March 31, 2023, subject to the satisfaction of customary closing conditions.

The Company also entered into a concurrent private placement of unregistered pre-funded warrants to purchase up to 10,357,139 Ordinary Shares, or the Private Warrants, at a price of $0.4199 per Private Warrant with certain of the Company’s existing shareholders. The Private Warrants have an exercise price of $0.0001 per Ordinary Share. The gross proceeds to PolyPid from the concurrent private placement, before deducting private placement fees and other estimated offering expenses payable by PolyPid, are expected to be approximately $4.4 million. The Private Warrants and the Ordinary Shares issuable upon the exercise of the Private Warrants are being offered in a private placement pursuant to the exemption provided in Section 4(a)(2) under the Securities Act of 1933, as amended, and Regulation S promulgated thereunder, and they are not being offered pursuant to a prospectus. The exercise of the Private Warrants will be subject to an increase of PolyPid’s authorized share capital. The Company will ask its shareholders to approve the increase of its authorized share capital at its 2023 annual shareholders meeting. The private placement is expected to close on or about March 31, 2023, subject to the satisfaction of customary closing conditions.

PolyPid intends to use the net proceeds from the Public Offering and the private placement to fund ongoing clinical activities and development of D-PLEX100, working capital and other general corporate purposes.

Newbridge Securities Corporation is acting as the sole book-running manager of the Public Offering and as agent of the private placement.

The Ordinary Shares being offered in the Public Offering described above are being offered by PolyPid pursuant to a “shelf” registration statement on Form F-3 (File No. 333-257651) declared effective by the Securities and Exchange Commission (the “SEC”) on July 9, 2021. The Public Offering is being made only by means of a prospectus supplement and an accompanying base prospectus, as may be further supplemented by any free writing prospectus and/or pricing supplement that the Company may file with the SEC. A preliminary prospectus supplement and an accompanying base prospectus describing the terms of the proposed Public Offering have been filed with the SEC and are available on the SEC’s website at www.sec.gov. The final prospectus supplement relating to the Public Offering will be filed with the SEC and will also be available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying base prospectus relating to the Public Offering can also be obtained, when available, from Newbridge Securities Corporation, Attn: Equity Syndicate Department, 1200 North Federal Highway, Suite 400, Boca Raton, FL 33432, by email at syndicate@newbridgesecurities.com, or by telephone at (877) 447-9625.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of abdominal colorectal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses use of proceeds from the Public Offering and the private placement and the timing of the closings of the Public Offering and the private placement. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on February 28, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.
Ori Warshavsky
COO – US
908-858-5995
IR@Polypid.com

Investors:

Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com